FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of November 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE
Gemplus BankNote and SPTrans change the face of Public Transit in São Paulo

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: November 19, 2003
	By:	/s/ Stephen Juge

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus BankNote and SPTrans change the face of Public Transit in São Paulo

São Paulo Transporte S.A. to use 2.5 million contactless smart cards to combat fraud and ease congestion on bus network

São Paulo and Cartes 2003, 19 November 2003 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, has been selected to provide GemEasy8000 cards for São Paulo Transporte S.A, a public transportation management company. Gemplus won the leasing process in 2002, and today began production of the GemEasy cards for São Paulo’s new contactless ticketing system. The public bus transportation system in São Paulo is one of the world’s busiest networks, serving over five million commuters every day.

The system will go live in 2004, when users of public transport will only need to wave their smart card-enabled transport passes over a reader on the ticket counters or pass them near readers on buses when boarding, thus eliminating lengthy queues or time consuming payment exchanges.

SPTrans has chosen Gemplus BankNote to deploy an electronic, smart card-based fare system based on Gemplus’ GemEasy8000 cards. It is initially deploying 2.5 million such cards in São Paulo to students, pensioners and employees that receive corporate-sponsored travel passes. Students and pensioners currently travel free under government regulations, and Brazilian companies are also legally obliged to subsidise 100 percent of employees’ public transport costs. Approximately 16,000 vehicles in São Paulo are being equipped with smart card readers that will enable faster and more efficient fare checking. Smart cards currently offer the most secure form of identity as they are virtually impossible to copy or hack into, enabling São Paulo’s bus network to combat fraud and identify passengers trying to avoid paying fares.

Other similar projects using Gemplus’ technology, such as TSCC in Taiwan and SEOUL BUS in Korea, have proven easy-to-use and cost-effective, thanks to the reduction of the initial investment cost enabled by smart card technology.

“Traffic congestion in many of the world’s cities has become a big issue as governments try to improve public transport systems and entice commuters into using them. This project is a great example of how smart card technology can be used to securely identify commuters and simplify payment systems to make it easier and faster for them to travel,” commented Gilles Michel, Executive Vice President of Financial and Security Services Business Unit at Gemplus.

About Gemplus BankNote

Gemplus BankNote is a joint venture between Gemplus and American BankNote , operating in Brazil since 1998.

Offering local manufacturing and personalization capabilities with improved delivery time to the Brazilian marketplace , Gemplus BankNote has issued over 10 million smart cards to its clients, including: Oi Celular, TIM, Sercomtel Celular, Banco do Brasil, Banco Bradesco, Banco Itaú, SPTrans, TAM Airlines, Smart Club do Brasil, AOL, among others.

About Gemplus

Gemplus International S.A.(Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.
www.gemplus.com

Contact details:

Marta Bordonada Gemplus FSS PR	Tel: +33 (0)442364179 Mobile: +33 (0) 685948414 marta.bordonada@gemplus.com
Vanessa Clarke Edelman PR	Tel: +44 (0)20 7344 1349 Mobile : +44 (0) 7730 989698 vanessa.clarke@edelman.com